Exhibit 8.10


                             DAVIS POLK & WARDWELL
                             450 LEXINGTON AVENUE
                           NEW YORK, NEW YORK 10017

                                (212) 450-4571


                                                                 May 6, 1996

Morgan Stanley Group Inc.
1585 Broadway
New York, NY 10036

         Re:  Morgan Stanley Group Inc.
              Senior Fixed Rate Notes Due May 7, 2001
              ---------------------------------------

Dear Sirs:

         We have acted as special tax counsel for you in connection with the issuance of your $25,000,000 aggregate principal amount Senior Fixed Rate Notes due May 7, 2001 (the "Notes"). In our opinion, the discussion set forth below is a summary of the material U.S. federal income tax considerations that are generally relevant to holders of the Notes. The summary is based on tax laws in effect as of the date hereof, which are subject to change by legislative, judicial or regulatory action that in some cases may have retroactive effect. This summary does not address all of the tax considerations that may be relevant to a holder in light of such holder's particular circumstances. In particular, this summary addresses only persons who hold Notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986 (the "Code"), and does not deal with persons subject to special rules, such as foreign persons, certain financial institutions, insurance companies, dealers in options or securities or purchasers holding Notes as a part of a hedging transaction or straddle or as part of a "synthetic security" or other integrated investments. This summary also does not deal with holders other than initial holders of the Notes who purchase Notes at the Issue Price.

         The Notes will be treated as debt for United States federal income tax purposes.

         The Notes will not be treated as bearing original issue discount for United States income tax purposes. The Notes will be issued at par.
Moreover, due to the Note's call option feature, all coupon payments under the Note will be treated as qualified stated interest. Accordingly, coupon interest on the Note will be taxable to Holders as ordinary interest income at the time the interest accrues or is received in accordance with the Holder's method of accounting for United States income tax purposes.

         Upon the sale, exchange or retirement of a Note, a Holder will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement and such Holder's adjusted tax basis in the Note. Such gain will be treated as capital in character. For these purposes, the amount realized does not include any amount attributable to accrued interest on the Note, which will be treated as ordinary in character.

         Prospective investors should be urged to consult their tax advisors as to the possible consequences of holding the Notes.

         Certain noncorporate Holders may be subject to backup withholding at a rate of 31% on payments of principal, premium and interest (including original issue discount, if any) on, and the proceeds of disposition of, a Note. Backup withholding will apply only if the Holder (i) fails to furnish its Taxpayer Identification Number ("TIN") which, for an individual, would be his Social Security number, (ii) furnishes an incorrect TIN, (iii) is notified by the Internal Revenue Service that it has failed to properly report payments of interest and dividends or (iv) under certain circumstances, fails to certify, under penalty of perjury, that it has furnished a correct TIN and has not been notified by the Internal Revenue Service that it is subject to backup withholding for failure to report interest and dividend payments. Holders should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption if applicable.

         The amount of any backup withholding from a payment to a Holder will be allowed as a credit against such Holder's United States federal income tax liability and may entitle such Holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

         We hereby consent to the filing of this opinion as an exhibit to the Registration Statement relating to the offering of the Notes. We also consent to the use of our name under the caption "United States Federal Taxation" in the pricing supplement relating to the Notes (the "Pricing Supplement"). Capitalized terms appearing herein and not defined have the meanings assigned to such terms in the Pricing Supplement.

                                 Very truly yours,